

Mail Stop 3561

March 12, 2009

Mr. Eric Montandon
Chief Executive Officer
WWA Group, Inc.
600 E Baseline, Suite B3
Tempe, Arizona 85283

   Re: WWA Group, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed April 10, 2008
     Form 10-Q for Fiscal Quarter Ended March 31, 2008
     Filed May 15, 2008
     File No. 0-26927

Dear Mr. Montandon:

   We issued comments to WWA Group, Inc. on the above captioned filings on June 9, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 26, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by March 26, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Mr. Eric Montandon
WWA Group, Inc.
March 12, 2009
Page 2

      Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, if you have any questions. In her absence, please direct your questions to me at (202) 551-3344.

      Sincerely,

      William Thompson
      Accounting Branch Chief